SI

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CommonGood Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2233 Lee Road, Suite 203
(No. and Street)

Winter Park	FL	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Roach, Jr. (917) 783-6823
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name – *if individual, state last, first, middle name*)

2000 Banks Road, Suite 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 02 2020
Washington DC
416

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey Shafer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CommonGood Securities, LLC, as of ~~December 31~~ ~~28 February~~ Dec 31st, 20~~19~~ ~~25~~ 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
KALPESH P PATEL
MY COMMISSION # GG 043163
EXPIRES: November 16, 2020
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CommonGood Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CommonGood Securities LLC as of December 31, 2019, the related statements of income (loss), changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CommonGood Securities LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CommonGood Securities LLC's management. Our responsibility is to express an opinion on CommonGood Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CommonGood Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of CommonGood Securities LLC's financial statements. The supplemental information is the responsibility of CommonGood Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as CommonGood Securities LLC's auditor since 2018.

Assurance Dimensions
Margate, Florida
February 28, 2020

COMMONGOOD SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS		
Cash	$	371,945
Accounts receivable		14,671
Other assets		1,577
Total assets	**$**	**388,193**

LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	18,618
Total liabilities		**18,618**
Commitments and Contingencies		
Member's equity		369,575
Total liabilities and Member's equity	**$**	**388,193**

The accompanying notes form an integral part of this financial statement

COMMONGOOD SECURITIES LLC
NOTES TO FINANCIAL STATEMENT
YEAR ENDED DECEMBER 31, 2019

Note 1 - Organization

CommonGood Securities, LLC (the "Company") is a Florida limited liability company based in Winter Park, FL. The Company was organized to operate as a registered broker-dealer in securities in the United States and provides private placement and corporate finance advisory services to corporations and fund managers in the United States. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

The Company commenced operations on February 12, 2018 and is 100% owned by CommonGood Capital, LLC.

Note 2 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined. (Note 5)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606, Revenue from Contracts with Customers.

The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company earns revenue from placement fees earned upon completion of private placement offerings for corporations and fund managers. The Company's fees may be earned and recognized over the life of the underlying agreement, at the time work is performed and services are rendered. In addition, the Company may recognize revenue from consulting fees which may be earned and recognized over the life of the underlying agreement, at the time work is performed and services are rendered.

Cash and Cash Equivalents

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. At December 31, 2019 the Company had $50,061 in excess of Federally insured limits.

The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less. The Company had no cash equivalents during the year ended December 31, 2019.

Income Taxes

Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company. In accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes,* the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's 2016 through 2019 tax years are open for examination by the federal and state taxing authorities.

Note 2 - Summary of Significant Accounting Policies (Continued)

Concentrations of Risk

Substantially all the Company's revenue derives from the selling agreements with four customers.

Subsequent Events

The Company has evaluated subsequent events through February 28, 2020, which is the date the financial statements were issued.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842),* as amended. This guidance requires a lessee to account for leases as finance or operating leases and disclose key information about leasing arrangements. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its balance sheet, with differing methodology for income statement recognition, depending on the lease classification. The standard is effective for us on January 1, 2019. The standard allows lessees and lessors to apply either, 1) a modified retrospective approach for leases existing or entered into after the beginning of the earliest comparative period in the Financial Statements, or 2) a prospective transition approach for leases existing as of January 1, 2019 with a cumulative effect adjustment to be recorded to retained earnings.

The Company has not entered into any operating leases which meet this criteria and does not expect there to be an impact on its financial position and results of operations.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit losses (Topic 326)* ("ASU 2016-13"), which requires the immediate recognition of management's estimates of current expected credit losses. ASU 2016-13 is effective for fiscal years and interim reporting periods within those years beginning after December 15, 2019. Early adoption is permitted after fiscal years beginning December 15, 2018. The Company is currently evaluating the potential impact of adopting this guidance on our financial statements.

In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurements (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement.* The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820. The ASU is effective for the Registrants for fiscal years beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently assessing the impact of this standard on their Financial Statements.

Note 2 - Summary of Significant Accounting Policies (Continued)

The Company does not believe that the adoption of any other recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

Note 3 – Furniture and Equipment

As of December 31, 2019, the Company did not have any Fixed Assets.

Note 4 - Commitments and Contingencies

Operating Lease

The Company leases its office space under an expense sharing agreement with its Parent, CommonGood Capital, LLC. The Company is not liable for any operating expenses under this agreement, has no lease commitments and no contingent liabilities.

Note 5 -Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2019, the Company's "Net Capital" was $353,327 and the "Required Net Capital" was $5,000. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

Note 6 – Related Party Transactions

The Company has an expense sharing agreement with Jeffrey Shafer the CommonGood Capital's sole member and a related party to the Company. The annual office related expenses (rent, phone, utilities, etc.) incurred for the year 2019 was $13,629. The annual office expense to be incurred for the subsequent years will reflect any increments that Mr. Shafer will incur related to the space that he allocates for the Company.

COMMONGOOD SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION As of DECEMBER 31, 2019

Schedule II

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because the Company is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(i). The conditions of the exemption were being complied with as of December 31, 2019 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2019.